Offering Statement for Steel Jupiter, Inc.

(“Steel Jupiter,” “we,” “our,” or the “Company”)

This document is generated by a website that is operated by Netcapital Systems LLC ("Netcapital"), which is not a registered broker-dealer. Netcapital does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Netcapital has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Netcapital nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss:	paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Steel Jupiter, Inc.

   116 Research Dr.
   Suite 161
   Bethlehem, PA 18015

Eligibility

2. **The following are true for Steel Jupiter, Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Carlos Tellez

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
05/01/2000	11/01/2021	Synovos	President, CEO, & Board Member
02/25/2021	Present	Steel Jupiter, Inc.	Founder, CEO, & Chairman of the Board

Short Bio: Carlos was the President and CEO of Synovos, Inc, a leading US-based global supply chain, logistics, MRO, integrated supply, and data assets. Carlos was formerly a Vice President with the Fluor

Corporation, a global engineering, procurement, fabrication, construction, and maintenance company. Prior to Flour, he was Director of Operations at Lockheed Martin. Carlos has a bachelor's degree in mechanical engineering from Stanford University and a master's degree from the Harvard Kennedy School. LinkedIn: https://www.linkedin.com/in/carlos-l-tellez-3031496/

Name
Donald Shoemaker

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
02/25/2021	Present	Steel Jupiter, Inc.	Vice President of Engineering & Manufacturing
06/01/2020	Present	Lenell Group	Supply Chain and Reliability

Short Bio: Don has 40 years' experience in manufacturing, mechanical engineering, and supply chain includes work in both small and multi-national companies serving the industrial and municipal markets. He has also managed a manufacturing and design firm focused on providing custom chemical feed and control systems. Shoemaker holds a patent for a chemical feed device. He served as Global Director, Indirect Procurement and Energy for Hercules, Incorporated. Shoemaker holds a B.S. in Mechanical Engineering from Cornell University and is a registered Professional Engineer in the state of Pennsylvania. LinkedIn: https://www.linkedin.com/in/donald-shoemaker-p-e-3829924/

Name
Michael Grover

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/05/2021	03/12/2022	Action Filtration	Business Development Manager
04/01/2016	01/01/2021	Total Filtration Services	Director
04/01/2022	Present	Steel Jupiter, Inc.	Vice President of Business Development

Short Bio: Michael has 24 years' experience in new business development, sales and marketing strategy, corporate filtration trainings, and new product development; focusing on industrial filtration process solutions and distribution. He served as Director of Strategic and National Accounts for Total Filtration Services, a Parker Hannifin Company. His role focused on consulting and selling process filtration solutions to the largest U.S. Manufacturing Companies, Data Centers, and Commercial Properties. He holds a B.S. in Business Management with emphasis in Operations from St. Cloud State University. LinkedIn: https://www.linkedin.com/in/michael-grover-84177a8/

Name
Karen Collins

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
05/01/2021	Present	Steel Jupiter, Inc.	Board of Directors
12/31/2012	Present	Collins Collaboration	President & Founder

Short Bio: Karen Collins is Founder and President of Collins Collaboration, having held numerous leadership positions in financial services and philanthropy. She is a former long-time senior executive at First American Corporation. Karen also served as President and Chairman of the Board of First American Foundation, and President of the Board of Directors for the CoreLogic Foundation, both philanthropic institutions dedicated to increase sustainable housing in America's underserved communities. Karen currently serves on the Midwest Board of Directors for the American Heart Association, and is a former Board of Trustees Officer and Member for the North Carolina A&T State University, as well as Chair and Member of NC A&T's Board of Alumni. Karen has an MBA from the University of Chicago Booth School of Business and a bachelor's degree in business from NC A&T.

Name
Elaine O'Hara

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
03/01/2023	Present	Novavax	Chief Strategy Officer
09/01/2017	06/30/2022	Sanofi Vaccines	Chief Commercial Officer
05/04/2021	Present	Steel Jupiter, Inc.	Board of Directors
08/01/2020	Present	Home of the Sparrow	Board of Directors

Elaine was the former Chief Commercial Officer at Sanofi Pasteur, North America, where she was a part of a $4 billion portfolio. Elaine has an impressive track record of building and leading the teams charged with introducing new products, acquiring intellectual property and expanding into new areas and geographies. She is the former Senior Vice President for Commercial Operations at Otsuka Pharmaceutical; the Commercial Lead for Anti-Infective and AVP Global Commercial Lead for Vaccines at Pfizer; and a senior consultant at Accenture. Elaine has an MBA from St. Joseph's University and a bachelor's degree from the National University of Ireland. LinkedIn: https://www.linkedin.com/in/elaineohara/

Name
Mitch Wienick

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
09/04/2018	Present	Executive Coaching Connections	Executive Partner
05/04/2021	Present	Steel Jupiter, Inc.	Board of Directors
02/01/2017	Present	AchieveNEXT	Senior Executive and Career Coach

Short Bio: Mitch Wienick is a highly experienced Chief Executive with over 40 years in top positions in the Business Services, Telecommunications, and the Consumer Packaged Goods industries. Mitch is currently an Executive Partner at ECC, a leading global executive coaching firm. He is former President and CEO at CDI Corporation; Division President at both Ameritech (acquired by AT&T) and Kraft Foods; and Senior Group Vice President at Borden. Mitch has served as a Board Member of the CEO Alliance of Philadelphia and on the Board of Directors of CDI Corporation, Cielo, Inc., (sold to Permira Funds); Atlantic Community Bankers Bank; and Speakeasy Inc., (sold to Best Buy, Inc). Mitch has an MBA in Business from New York University's Leonard N. Stern School of Business, and a B.A. in Economics from Brooklyn College, City University of New York. LinkedIn: https://www.linkedin.com/in/mitchwienick/

Name
Samuel Fairchild

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
11/01/2019	Present	GlobeLink	CEO
03/01/2021	Present	Steel Jupiter, Inc	Board of Directors
10/01/2019	Present	indigoBlueInnovations	Founder
01/01/2016	05/01/2022	Pacific Asia Airways	Co-Founder
12/31/2004	Present	The Tadpole Group	President

Short Bio: Sam has spent the last 30 years generating and harvesting value by transforming business models, industries, institutions, organizations and technologies in both the private and public sectors, with significant focus on the healthcare, manufacturing, alternative energy, financial services, technology, business services and aviation/aerospace sectors. Sam currently serves as Founder and Chairman of indigoBlue Innovations; Managing Director of HH Fairchild Holdings, LLC; Founder of Pacific Asia Airways; and Founder and CEO of Global Link Corporation. Sam was formerly with the Carlyle Group and served in senior positions at the U.S. Department of Transportation and the Executive Office of the President. He has a B.S. and B.A. in economics, psychology, MIS, and accounting from the College of William and Mary. LinkedIn: https://www.linkedin.com/in/sam-fairchild-86b4a98/

Name
Robert Lewis

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
05/04/2021	Present	Steel Jupiter, Inc	Board of Directors
05/01/2018	05/03/2021	Self-Employed	Retired

Short Bio: Robert Lewis has a long and distinguished career as a senior executive for PepsiCo and Procter & Gamble in the areas of R&D and engineering technology. Robert is deeply experienced in organizational transformation, product research and innovation, commercialization, creative product partnership ventures, and market expansion. During his 12 years at PepsiCo, Robert served as the Senior Vice President for global R&D and engineering technology functions. Prior to PepsiCo, he spent 25 years at Procter & Gamble in R&D working across process, packaging, consumer research, and served as R&D Director accountable for the global innovation programs for several product categories. Robert has a B.S. in chemical engineering from the University of Tennessee, and currently serves on the Board of Advisors for UT's Tickle College of Engineering School. LinkedIn: https://www.linkedin.com/in/robert-b-lewis-iii-8aa75658/

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Carlos Tellez

Securities:	5,357,150
Class:	Common Stock
Voting Power:	49.3%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Steel Jupiter is a technology company that advances sustainable material science solutions to address significant public health and environmental challenges such as reducing the spread of airborne viruses, remediating water contaminated with hydrocarbons, and conserving water used for agriculture. While our water related applications are under development, Steel Jupiter is preparing to launch an innovative new product during 2024 that is designed to improve indoor air quality by selectively trapping 99.9% of water-encapsulated virus particles flowing through heating, ventilation and air conditioning systems. The product is a safe specialty coating (code named Zinnia) that is applied to filter media used to manufacture air filters and protective face masks. The sub-micron aerosols that carry viruses can flow through standard filter and face mask media. Zinnia-coated air filters and masks capture these sub-micron aerosols and immobilize viruses preventing further airborne spread. Over the past 18 months, Steel Jupiter has conducted efficacy testing, designed, and operated the manufacturing process, and run production trials. These efforts confirm that Zinnia works and is feasible to produce at scale. We are prioritizing air filters since indoor air filtration can positively impact more people, is a larger market with less cyclical demand, and has significant favorable tailwinds from the shift away from the required use of masks, toward an effort to improve indoor air quality. Air filters and masks are regulated by two separate agencies, the U.S. Environmental Protection Agency (EPA) and the U.S. Food and Drug Administration (FDA), respectively. We believe that a successful product launch in 2024 will be realized by focusing our resources on a single regulatory approval process, versus a concurrent dual track. The Steel Jupiter management team, investors, and board of directors are aligned on the company's mission: to reduce the spread of airborne viruses, whether COVID, Influenza or other viruses, in order to significantly decrease, human sickness and suffering, as well as the downstream effects demonstrated during the COVID pandemic – spikes in cases of mental health illness and suicide, and the adverse economic impact on individuals, families, communities and nations. Situation: The coronavirus pandemic has made all people more aware of the effects a highly transmissible virus can have on their lives, the lives of those around them and economic conditions in every country in the world. As a result, it is more widely understood that viruses are a regular and on-going issue impacting public health, so it is critical to discover and introduce products and processes that lessen the negative effects of current and future airborne illnesses. Challenges: Novel viruses will persist beyond COVID-19. The current supply of PPE and air filtration are limited in their ability to trap viruses – a key factor in reducing spread. Further, the limited efficacy, availability, comfort, and cost limit the effectiveness of the wide variety of products on the market, which means that every person using PPE is not equally well protected. While there are face masks, respirators, and High Efficiency Particulate Air filters (HEPA) available today that are effective in capturing smaller sized particles and viruses, they all pose some challenges: Air Filtration: • High efficiency air filters require a high volume of air flow to pull air through the less porous filter media that is capable of filtering out viruses; the increased air pressure required to pull air through high efficiency filtration comes at a cost through more expensive HVAC equipment and higher energy bills. • Most facilities do not have the HVAC equipment specified to accommodate the high pressure demands required to use HEPA filtration and are relegated to using lower efficiency filters incapable of filtering viruses. Masks & Respirators: • N95 and N99 respirators are limited in quantity, so they are typically used by First Responders and people in commercial settings. • N95 and N99 respirators can make breathing difficult during vigorous activities and in warm environments. • The design of N95, N99 and other snug fitting respirators and masks make it difficult for those that wear eyeglasses due to continuous fogging. • Less efficient face masks are easier to breathe through, but do not protect people as well from viruses. Steel Jupiter Solution: The Zinnia chemical technology, produced by Steel Jupiter for use on air filters and PPE can trap >99.9% of viruses when it is properly applied to a substrate used in air filtration and mask production. The Zinnia technology, when properly applied to HVAC filters and PPE does not decrease the porosity of the substrate. Therefore, products utilizing Zinnia require less effort to breathe and a lower air pressure to pull air though a filter. Zinnia is safe for human contact, can be applied to a variety of substrates, and is cost effective to manufacture, apply, and use. There are multiple opportunities in peripheral product categories related to filtration, such as, transportation (ground, rail and air), mobile air purification and personal air purification to name a few, so we are not limited to our two primary categories, so it is a matter of focus and execution of our plan during the startup. We plan to focus on the two largest product categories first. Our goal is to make Zinnia available to as many people as possible, therefore helping reduce the spread and infection rate of this deadly virus and ensuring every person is equally well protected. In a market as broad as that of HVAC air filtration, it is critical that we remain focused on specific end use markets once we are authorized to commercially produce Zinnia. Our intent is to use a push/pull methodology where we work with select filter manufacturers to produce pleated air filters and push them into their specific end use customers while we leverage specific industry relationships we currently have or will have to create demand that pulls the Zinnia treated product into the market. Phase two incorporates what we call a branded model. The branded model involves Steel Jupiter developing their own branded air filter and bringing it to market through our own distribution channels; as well as, direct to large end users. This model is more complicated in that we need to identify a private label manufacturer to make the product and to develop distribution channels that can hold inventory and manage the customer direct interactions. Four Phase Approach to Target Well-defined, High-use Markets: Utilizing the push portion of our plan, Steel Jupiter plans to identify select manufacturers to produce air filters with Zinnia treated media and leverage their existing market channels to distribute product to existing and new end use customers. This approach will not only give us penetration into the identified target markets each year, but aims to address other end use markets outside of our identified areas of focus. The pull portion of the plan is focused on select industry influencers, distributors and end use customers. Steel Jupiter has long-standing relationships across major Integrated Facility Managers (IFM's), such as Jones Lang LaSalle, CB Richard Ellis and Cushman & Wakefield, large distributors such as W.W. Grainger and influential end users. We plan to approach these influencer/end users to promote the use of air filters treated with Zinnia based on independent testing and the ASHRAE 52.2 test results. The goal is to have these organizations adopt the use of Zinnia treated filters from our manufacturers or approach their current filter provider about manufacturing/distributing Zinnia treated filters. The push/pull methodology maximizes demand generation while allowing SJ to optimize the use of its resources.

Steel Jupiter currently has 4 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Steel Jupiter, Inc. speculative or risky:**

    1. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.
    2. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.
    3. No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this Offering.
    4. Our ability to succeed depends on how successful we will be in our fundraising efforts. We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. Current and future competitors may be able to draw on substantially greater financial resources than those available to the Company to develop products that are easier to commercialize or become more popular with the potential consumers of our products.
    5. We are dependent on general economic conditions. Potential customers may be less willing to invest in innovation and technological improvements in an economic downturn. This may temporarily reduce our market size.
    6. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted.
    7. Our future growth depends on our ability to develop and retain customers. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.
    8. Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of patents, trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners, and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect

our ability to compete effectively. Further, defending any intellectual property rights could result in significant financial expenses and managerial resources. If we were to initiate legal proceedings against a third party to enforce a patent claiming one of our technologies, the defendant may assert that our patent is invalid and/or unenforceable or does not cover its processes, components or future products. Proving patent infringement can be difficult. Any loss of patent protection or difficulty in enforcing intellectual property rights would have a material adverse impact on our business.

9. Our business may be adversely affected by pandemics and other events affecting global economic conditions. We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

10. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a liquidation event occurs, if ever.

11. The Company likely will not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase Securities in the Offering.

12. You may only receive limited ongoing disclosure. While the Company must disclose certain information, since the Company is at an early stage, it is only able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

13. Future fundraising may affect the rights of investors. The Company is raising funds to finance its expansion plans, and may raise additional funds in the future, either through offerings of securities or borrowing from banks or other lending sources. The terms of future capital raises or loan agreements may include covenants that give security holders or creditors greater control over the Company's ability to raise additional funds and use of its assets.

14. The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO). If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

15. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

16. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

17. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

18. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

19. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities*

regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

20. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

21. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

22. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

23. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

24. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the

Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

25. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Steel Jupiter, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $500,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   Funds we raise aim to be used for a combination of activities related to product performance testing, production process optimization, existing debt, regulatory interactions and sales and marketing.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$24,500
Compensation for Managers	$810	$40,000
Production Process Optimization	$3,100	$155,000
Coating Applications	$700	$35,000
Regulatory	$800	$40,000
Sales & Marketing	$400	$20,000
Outstanding Debt	$3,700	$185,500
Total Use of Proceeds	**$10,000**	**$500,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Steel Jupiter, Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $1 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	11,900,000	10,862,150	Yes	
Preferred Stock	100,000	0	Yes	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Stock Option Plan	In November 2022, the Company reserved 1,000,000 shares of common stock for purposes of a stock option plan. Currently, the Company has granted 100,000 options. The options are fully vested, have a strike price of $1, and the maturity date is December 5, 2032.	1,000,000

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The Company has 1,000,000 options reserved for purposes of a stock option plan, and 100,000 vested options are outstanding. If any of those options convert into equity, your ownership percentage would be diluted.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the bylaws of the Company for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the stockholders of the Company, and directors can be added or removed by stockholder vote. As minority owners, you are subject to the decisions made by the majority owners. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As holders of a majority of the voting rights in the Company, our current stockholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the current stockholders may decide to issue additional shares of Common Stock or preferred stock to new investors, sell convertible debt instruments with beneficial conversion features, or make other decisions that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the Securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
   ▪ **additional issuances of securities,**
   ▪ **issuer repurchases of securities,**
   ▪ **a sale of the issuer or of assets of the issuer or**
   ▪ **transactions with related parties?**

The issuance of additional shares of our Common Stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our Common Stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of Common Stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price, if any, of our stock would decline. A sale of our Company or of the assets of our Company may result in an entire loss of your investment. We cannot predict the market value of our Company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by directors unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Samuel Fairchild
Amount Outstanding:	$258,292
Interest Rate:	10.0%
Maturity Date:	No Maturity Date
Other Material Terms:	Loan is due when the Company can pay the loan back. No maturity date associated with the loan.
Creditor(s):	Related Party Payable - Carlos Tellez
Amount Outstanding:	$344,457
Interest Rate:	0.0%
Maturity Date:	No Maturity Date
Other Material Terms:	
Creditor(s):	Affiliate Debt - Steel Jupiter, LLC
Amount Outstanding:	$319,756
Interest Rate:	0.0%
Maturity Date:	No Maturity Date
Other Material Terms:	

25. **What other exempt offerings has Steel Jupiter, Inc. conducted within the past three years?**

Date of Offering:	2022-01-31
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$2,917,151
Use of Proceeds:	

Date of Offering:	2023-05-15
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$550,000
Use of Proceeds:	

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    Yes.

    If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Carlos Tellez	Founder, CEO, & Chairman of the Board	Debt	$344,457
Samuel Fairchild	Board Member	Debt	$258,292
Carlos Tellez	Founder, CEO, & Chairman of the Board	Common stock	$357,150

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Steel Jupiter, Inc. was incorporated in Delaware on February 25, 2021. At the time of its incorporation, it was assigned certain assets and liabilities from Steel Jupiter, LLC, a related party. The Company is focused on improving indoor air quality by commercializing a proprietary coating technology that collapses virus and bacteria droplets onto coated fibers of mask, respirator, or air filtration media, trapping viruses in the fibers regardless of their size. The coating technology aims to offer a low-cost alternative to expensive melt-blown media and other technology currently available in high-efficacy PPE such as N95 masks. The Company aims to distribute this coating around the world to improve global pandemic preparedness and improve indoor air quality while making the device easily accessible and affordable. Steel Jupiter has conducted rigorous testing on this technology in lab and as-built environments. As of December 31, 2022, the Company had not generated any revenue or inventory for sale as the Company awaits Environmental Protection Agency (EPA) approval of proprietary technology. Results of Operations: During the year ended December 31, 2022, the Company had operating expenses of $3,479,338 and interest expense of $8,292, resulting in a net loss for the year of $3,487,630. During the period since inception through December 31, 2021, the Company had operating expenses of $1,986,706, resulting in a net loss for the period of $1,986,706. Liquidity & Capital Resources: During the period January 1, 2023 through May 15, 2023, the Company raised $550,000 in exchange for selling 550,000 shares of common stock. The money raised was used to pay down existing debt and payables. On December 31, 2022, the Company had cash and cash equivalents of $395 and negative working capital of $2,677,265 as compared to cash and cash equivalents of $88,199 and negative working capital of $146,308 on December 31, 2021. Recent Developments: On April 28, 2023, the manufacturing process for the Zinnia product was considered complete and ready to be scaled once approval from the EPA is attained. On May 1, 2023, the US Patent and Trade Office issued the Company approval for issuance of a patent of its product related to the application of the technology to masks, respirators and wearable garments.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**

        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

        If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Steel Jupiter, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following is a transcript of the video that is shown on the Company's offering page: Hello, I'm Carlos Tellez, the founder of Steel Jupiter. We are a minority-owned company founded during the height of the covid pandemic in search of how to better protect humans from airborne viruses. For the past two years we have been working with leading scientists from the UK and the US to commercialize a specially coding we call Zinnia that enables mass and filters to trap and immobilize 99.9% of airborne viruses. This incredible performance will dramatically improve indoor air quality for building occupants, and do so without increasing energy usage, without incurring additional capital expense, or additional maintenance costs. Independent laboratories and research institutions have validated the safety and efficacy of Zinnia and we are currently working through the revatory process. We would love to work with Jail L. Spark to bring this technology to the world. Thank you.

The following documents are being submitted as part of this offering:

Governance:
   Certificate of Incorporation: certificateofincorporation.pdf
   Corporate Bylaws: corporatebylaws.pdf
Opportunity:
   Offering Page JPG: offeringpage.jpg
Financials:

Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: www.steeljupiter.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- the issuer liquidates or dissolves its business in accordance with state law.